UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras signs contract for the sale of the REMAN refinery

—

Rio de Janeiro, August 25, 2021 - Petróleo Brasileiro S.A. – Petrobras informs that it signed today with the company Ream Participações S.A., a corporate company owned by the partners of Atem's Distribuidora de Petróleo S.A. (Atem), a contract to sell the shares of the company that will own the Isaac Sabbá Refinery (REMAN) and its associated logistics assets, in the state of Amazonas.

The value of the sale is US$ 189.5 million, of which (i) US$ 28.4 million will be paid on this date, with the signing of the contract, as a security deposit; and (ii) US$ 161.1 million will be paid at the closing of the operation, subject to adjustments provided for in the contract.

The operation is subject to compliance with precedent conditions, such as approval by the Administrative Council for Economic Defense (CADE).

Until the precedent conditions are met and the transaction is closed, Petrobras will normally maintain the operation of the refinery and all associated assets. After the closing, Petrobras will continue to support Atem in the REMAN operations in order to preserve safety and operational continuity for a specified period under a transition agreement.

REMAN is the second refinery to have the purchase and sale agreement signed, among the eight that are in the sale process. This operation is in line with Resolution nº 9/2019 of the National Energy Policy Council, which established guidelines for the promotion of free competition in the refining activity in the country, and integrates the commitment signed Petrobras with CADE in June 2019 for the opening of the refining sector in Brazil.

This disclosure to the market is in accordance with Petrobras' internal rules and with the special regime for divestment of assets by federal mixed economy companies, provided for in Decree 9,188/2017.

The transaction is adherent to the strategic plan in effect and aligned with the optimization of the portfolio and the improvement of the company's capital allocation, aiming at value generation.

About REMAN

REMAN, located in Manaus in the state of Amazonas, has a processing capacity of 46,000 barrels/day and its assets include a storage terminal.

About Atem

The Atem Group is composed of several companies in the business of fuel, road and river logistics, and shipbuilding, among others, the main one being Atem Distribuidora de Petróleo, a corporation founded more than 20 years ago. The Group is present in nine Brazilian states, and the Distributor has more than 300 franchised service stations, five active distribution bases, four bases under construction, and more than 2,000 active customers, moving a total of more than 2 billion liters of fuel per year.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 25, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer